UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025875

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr. Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr. Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (" the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are properly included and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 26, 2003 By:



Ronald E. Tucker
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
1	Consent of Independent Auditors filed herewith.

Consent of Lawrence, Schluterman & Schwartz, Ltd., Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 20, 2003, with respect to the financial statements of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2002.



Lawrence Schluterman & Schwartz, Ltd.

Fort Smith, Arkansas
June 20, 2003


SEC MAIL
PROCESSING
RECEIVED
JUN 2 7 2003
WASH, D.C.
188
SECTION

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Report on Examination of Financial Statements
and Supplemental Schedules

For the Years Ended December 31, 2002 and 2001



LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.
Certified Public Accountants

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Report on Examination of Financial Statements
and Supplemental Schedules

For the Years Ended December 31, 2002 and 2001

Contents



LAWRENCE, SCHLUTERMAN & SCHWARTZ, LTD.

Certified Public Accountants

2411 South Waldron Road
Fort Smith, Arkansas 72903
Telephone (479) 484-7211
Fax (479) 484-7802

W. Sid Lawrence, CPA
Michael L. Schluterman, CPA
Larry J. Schwartz, CPA

Crystal A. Hempler, CPA

Independent Auditors' Report

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We were engaged to audit the accompanying statements of net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End Year), and Schedule H, Line 4j – Schedule of Reportable Transactions, together referred to as "supplemental schedules," as of or for the year ended December 31, 2002. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by AMVESCAP National Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the 2002 financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2002 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information in the Plan's 2002 financial statements that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules as of or for the year ended December 31, 2002. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have audited the statement of net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2001, and in our report dated June 26, 2002, we expressed our opinion that such financial statement presents fairly, in all material respects, the net assets available for benefits of the Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lawrence, Schluterman & Schwartz, Ltd.

Lawrence, Schluterman & Schwartz, Ltd.
Certified Public Accountants

Fort Smith, Arkansas
June 20, 2003

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at Fair Value:		
Certificates of Deposit	$ -	$ 2,000,000
Unallocated Investment Contracts	-	32,500,000
Collective Trust Funds	67,623,428	51,103,032
Registered Investment Companies	23,882,007	-
Baldor Common Stock	68,406,161	82,128,086
Participant Loans	7,652,442	7,110,527
Total Investments	167,564,038	174,841,645
Receivables		
Accrued Interest and Dividends	452,786	1,193,768
Employer Contributions	5,278,827	5,107,875
Total Receivables	5,731,613	6,301,643
Total Assets	173,295,651	181,143,288
Total Liabilities	-	-
Net Assets Available for Benefits	$ 173,295,651	$ 181,143,288

See Accompanying Notes to Financial Statements
and Independent Auditors' Report.

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions to Net Assets Attributed to:		
Investment Income (Loss)		
Interest and Dividends	$ 4,561,906	$ 3,583,439
Net Appreciation (Depreciation) in Fair Value of Investments	(8,462,575)	(2,397,032)
	(3,900,669)	1,186,407
Contributions		
Employer	6,170,778	6,010,063
Participant	4,660,744	4,877,707
	10,831,522	10,887,770
Transfer In from Other Plans		
Pow R Gard Profit Sharing Plan	1,000,038	-
Total Additions	7,930,891	12,074,177
Deductions from Net Assets Attributed to:		
Benefits Paid Directly to Participants	15,549,054	13,511,119
Administrative Expenses	229,474	252,916
Total Deductions	15,778,528	13,764,035
Net Increase (Decrease)	(7,847,637)	(1,689,858)
Net Assets Available for Benefits:		
Beginning of Year	181,143,288	182,833,146
End of Year	$ 173,295,651	$ 181,143,288

See Accompanying Notes to Financial Statements
and Independent Auditors' Report.

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1. Description of the Plan

The following brief description of the Baldor Electric Company Employees' Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, which covers substantially all regular full-time and part-time employees of all domestic subsidiaries of Baldor Electric Company (Company) (Employer). Employees become eligible to participate in the savings component of the Plan on the first of the month following two full months of employment. The Plan was amended and restated effective December 12, 1998 and again on February 27, 2002, in order to incorporate all amendments made since January 1, 1992. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each year, participants may contribute up to 50% of annual compensation, as defined in the Plan. These contributions can be made on a before-tax basis, as provided under IRS Section 401(k) or an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. The Company's matching contribution is made into the Baldor Stock Fund account and the participant must be employed on the last day of the quarter to receive the quarterly matching.

Employees of all domestic operations of the Company with 24 months or more of full-time and part-time service are participants in the profit sharing component of the Plan. The Company annually contributes to the profit sharing component an amount equal to 12% of the pretax earnings of participating companies. This contribution is funded by the company through cash or shares of Baldor stock and then is directed by the participant into the respective investment funds. Contributions are allocated to individual participants in proportion to their eligible compensation for the year. The profit sharing percentage for 2002 and 2001 was 4.99% and 5.01%, respectively. Participants must be employed by Baldor on the last day of the year to receive the profit sharing contribution of that respective year.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the employer's contributions and plan earnings and losses. Allocations are based on participant earnings or account balances, as defined in the Plan's agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions and in the Company's contributions plus actual earnings thereon.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their savings plan accounts (which excludes their Profit Sharing Plan Account), a minimum of $500 and the amount of the loan shall not exceed the lesser of: a) 50% of the vested balance in the participant's account, or b) $50,000 reduced by the participant's highest loan balance in the last twelve months. Loan transactions are treated as a transfer from (to) the investment funds to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus 1%. Interest rates range from 5.25% to 10.5%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution amount, a payment in the form of an annuity contract from an insurance company, or a combination of a lump sum and an annuity.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value (Note 6). Shares of Baldor Electric Company common stock are valued at the last reported sales price on the last business day of the plan year. Participant notes receivable are valued at cost which approximates fair value. Certificates of deposit are valued based on amortized cost plus accrued interest. The fair market values of other investments have been provided by Invesco Retirement, Inc., trustee and investment manager for the Plan, based on quoted values of the underlying securities. The average cost method is utilized in determining the cost of the investments sold or distributed to participants. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Fees

Legal, accounting and consulting fees incurred by the Plan are paid by the Employer. Record keeping and investment fee expenses are paid by the Plan. Administrative loan maintenance and processing fees charged by the trustee are charged to respective participants. The employer can at its option pay a portion of the administrative fees.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, there would be no effect on the participant's account balances as the participants are already 100% vested in their accounts.

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1995, stating that the Plan is qualified under section 401 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Benefits Advisory Board believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan has submitted a request for a new determination letter for the restated Plan document.

5. Investments

During 2002, the Plan's investments were moved from Wachovia Bank N.A. (Wachovia), a bank-administered trust fund to AMVESCAP National Trust Company (AMVESCAP), a wholly owned subsidiary of Invesco Retirement, Inc. and are presented in the following table. AMVESCAP National Trust Company has certified that these investment assets, the changes in net assets, all transactions and the schedule of reportable transactions are complete and accurate. Investments that represent 5% or more of the Plan's net assets are separately identified below:

	December 31	
	2002	2001
Investments at fair value as determined by quoted market price		
Held by Wachovia:		
Baldor Electric Company Common Stock		$ 82,128,086
Money Market Fund		13,719,401
Equity Index Fund		19,938,328
Fixed Principal Fund		45,388,633
Held by AMVESCAP:		
Baldor Electric Company Common Stock	$ 68,406,161	
INVESCO Stable Value Fund	67,623,428	
INVESCO S&P 500 Fund	15,299,842	

The Plan was amended, effective September 1, 2001, to allow participants to direct the investment of his or her matching contributions already credited to the Baldor Stock Fund in accordance with subparagraph (b) of Section 17.2 of the Plan. Therefore, at December 31, 2002 and 2001, none of the net assets in the Baldor Stock Fund or any other fund in the Plan are non-participant directed.

As reflected below, the Fixed Principal Fund consists primarily of the Stable Value Fund, the unallocated insurance contracts, and certificates of deposit. The Stable Value Fund, Money Market Fund, Balanced Fund, and Market Equity Fund are collective trust funds. All other funds, with the exception of the Baldor Stock Fund, are registered investment funds. In addition, the receivables and liabilities have been allocated to the various investment funds.

5. Investments (continued)

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2002, at fair value are reflected below:

2002	Money Market Fund	Fixed Principal Fund	Balanced Fund	Equity Index Fund	Baldor Stock Fund	Aggressive Growth Portfolio	INVESCO S&P 500 Fund	INVESCO Total Return Fund	VanKampen Growth & Income Fund	Europacific Growth Fund
Additions to Net Assets Attributed to:										
Investment Income (Note 5):										
Interest and Dividends	$ 114,246	$ 75,063	$ 63,279	$ 684,433	$ 111,480	$ 7,958	$ 137,079	$ 269,781	$ 3,858	$ 3,536
Net Appreciation (Depreciation) in fair value of investments	-	2,073,809	(443,536)	(3,118,879)	12,571,433	(146,530)	(2,389,379)	(776,430)	(21,662)	(13,919)
Contributions:										
Employer	-	-	-	-	211,168	-	719,243	313,150	35,549	30,693
Participant - Before Tax	21,619	1,997	20,460	19,201	12,316	15,365	-	347	-	-
Participant - After Tax	131,096	440,418	168,102	361,100	644,357	95,731	502,012	246,991	22,363	17,132
Participant - Rollover	9,692	68,824	11,170	18,171	49,653	4,277	24,812	14,976	678	715
Total Additions	276,653	2,660,111	(180,525)	(2,035,974)	13,600,407	(23,199)	(1,006,233)	68,815	40,786	38,157
Deductions from Net Assets Attributed to:										
Benefits Paid to Participants	1,351,993	5,713,953	447,075	899,135	2,979,186	82,211	369,715	179,665	1,701	206
Administrative Expenses	5,853	32,675	3,515	9,072	25,889	1,389	6,835	3,389	127	135
Total Deductions	1,357,846	5,746,628	450,590	908,207	3,005,075	83,600	376,550	183,054	1,828	341
Other										
Transfers In from Pow R Gard	144,984	36,460	155,127	172,693	174,369	296,738				
Net Interfund Transfers	(11,844,567)	(33,434,270)	(6,704,627)	(20,051,885)	(104,390,052)	(1,333,258)	17,401,866	6,543,466	373,530	186,176
Total Other	(11,699,583)	(33,397,810)	(6,549,500)	(19,879,192)	(104,215,683)	(1,036,520)	17,401,866	6,543,466	373,530	186,176
Net Increase (Decrease)	(12,780,776)	(36,484,327)	(7,180,615)	(22,823,373)	(93,620,351)	(1,143,319)	16,019,083	6,429,227	412,488	223,992
Net Assets Available for Benefits:										
Beginning of Year	12,780,776	36,484,327	7,180,615	22,823,373	93,620,351	1,143,319	-	-	-	-
End of Year	$ -	$ -	$ -	$ -	$ -	$ -	$16,019,083	$ 6,429,227	$ 412,488	$ 223,992

5. **Investments (continued)**

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2002, at fair value continued from page 7, are reflected below:

2002 (continued)	INVESCO Stable Value Fund	Growth Fund of America	AIM Small Capital Growth Fund	PIMCO Total Return Fund	Royce Low Priced Stock Fund	Baldor Stock Fund	Evergreen Money Market Fund	Participant Loan Fund	Grand Total
Additions to Net Assets Attributed to:									
Investment Income (Note 5):									
Interest and Dividends	$ 1,105,252	$ 1,751	$ 2,281	$ 36,576	$ 3,095	$ 1,912,618	$ 29,620		$ 4,561,906
Net Appreciation (Depreciation) in fair value of investments	-	(4,119)	(73,651)	(911)	(31,349)	(16,087,452)			(8,462,575)
Contributions:									
Employer	2,367,916	30,979	49,016	87,555	46,917	2,278,592			6,170,778
Participant - Before Tax	6,000	347				6,358			104,010
Participant - After Tax	580,072	18,646	35,435	34,631	34,929	835,788	47,291		4,216,094
Participant - Rollover	66,483	773	1,346	1,077	810	64,341	2,842		340,640
Total Additions	4,125,723	48,377	14,427	158,928	54,402	(10,989,755)	79,753	$ -	6,930,853
Deductions from Net Assets Attributed to:									
Benefits Paid to Participants	1,278,602	106	5,692	2,151	75	1,553,727	144,151	539,710	15,549,054
Administrative Expenses	103,310	109	290	112	125	35,790	859		229,474
Total Deductions	1,381,912	215	5,982	2,263	200	1,589,517	145,010	539,710	15,778,528
Other									
Transfers in from Pow R Gard								19,667	1,000,038
Net Interfund Transfers	67,247,534	260,637	539,791	688,990	353,424	83,036,032	65,257	1,061,956	-
Total Other	67,247,534	260,637	539,791	688,990	353,424	83,036,032	65,257	1,081,623	1,000,038
Net Increase (Decrease)	69,991,345	308,799	548,236	845,655	407,626	70,456,760	-	541,913	(7,847,637)
Net Assets Available for Benefits:									
Beginning of Year	-	-	-	-	-	-	-	7,110,527	181,143,288
End of Year	$ 69,991,345	$ 308,799	$ 548,236	$ 845,655	$ 407,626	$ 70,456,760	$ -	$ 7,652,440	$173,295,651

5. **Investments (continued)**

The changes in net assets available for benefits and the amount of net assets by investment program as of and for the year ended December 31, 2001, at fair value are reflected below:

2001	Money Market Fund	Fixed Principal Fund	Balanced Fund	Equity Index Fund	Baldor Stock Fund	Participant Notes Receivable	Aggressive Growth Portfolio	Total
Additions to Net Assets Attributed to:								
Investment Income (Note 5):								
Interest and Dividends	$ 550,643	$ 128,849	$ 176,989	$ 441,043	$ 2,269,158	$ 2,615	$ 14,142	$ 3,583,439
Net Appreciation (Depreciation) in fair value of investments	-	2,419,951	(901,014)	(3,338,882)	(355,612)		(221,475)	(2,397,032)
Contributions:								
Employer	1,216,453	977,757	299,066	765,437	2,631,847		119,503	6,010,063
Participant - Before Tax	286,360	730,971	435,305	942,263	1,654,969		197,474	4,247,342
Participant - After Tax	25,819	115,502	26,107	49,717	137,723		10,022	364,890
Participant - Rollover	13,675	65,975	60,843	69,230	22,707		33,045	265,475
Total Additions	2,092,950	4,439,005	97,296	(1,071,192)	6,360,792	2,615	152,711	12,074,177
Deductions from Net Assets Attributed to:								
Benefits Paid to Participants	1,845,080	4,748,610	474,609	1,705,565	4,028,756	663,349	45,150	13,511,119
Administrative Expenses	9,914	90,523	6,383	17,291	127,123	-	1,682	252,916
Total Deductions	1,854,994	4,839,133	480,992	1,722,856	4,155,879	663,349	46,832	13,764,035
Other								
Net Interfund Transfers	(90,923)	(109,407)	(3,139)	(78,233)	(687,742)	974,439	(4,995)	-
Net Increase (Decrease)	147,033	(509,535)	(386,835)	(2,872,281)	1,517,171	313,705	100,884	(1,689,858)
Net Assets Available for Benefits:								
Beginning of Year	12,633,743	36,993,862	7,567,450	25,695,654	92,103,180	6,796,822	1,042,435	182,833,146
End of Year	$ 12,780,776	$ 36,484,327	$ 7,180,615	$ 22,823,373	$ 93,620,351	$ 7,110,527	$ 1,143,319	$ 181,143,288

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

6. Investment Contracts

During 2001 the Plan had investments in contracts with insurance companies and financial institutions, which were held by the Trustee. During 2002, these contracts were bought back by the various insurance companies and the proceeds were disbursed and directed by the Plan's participants into the Plan's investment options. For the year ended December 31, 2002 the Plan had no outstanding insurance contracts. For 2001 these guaranteed investment contracts were reported at contract value, which represented contributions under the contract, plus earnings, less Plan withdrawals and administrative expenses, because they were fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract balances at December 31, 2002 and 2001 total $0 and $32,500,000, respectively.

The rate at which interest is accrued to the contract balances ranged from 0% to 5.48% for the years ended December 31, 2002 and 2001. These contracts were set at a fixed rate.

The estimated fair values of these contracts were determined by the Trustee using available market information and valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values calculated for the contracts at December 31, 2002 and 2001 are approximately $0 and $33,750,000, respectively.

7. Plan Mergers

On January 2, 2002, the Pow R Gard Generator Corp. Profit Sharing 401(k) Plan was merged into the Baldor Electric Company Employees Profit Sharing and Savings Plan. The transferred net assets have been recognized in the accounts of the Baldor Electric Company Employees Profit Sharing and Savings Plan as of January 2, 2002, at their balances as previously carried in the accounts of the Pow R Gard Generator Corp. Profit Sharing 401(k) Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from January 2, 2002. The net assets transferred, at fair value, into the Baldor Electric Company Employees Profit Sharing and Savings Plan totaled $1,000,038.

8. Reclassifications

Certain items in the 2001 report have been reclassified to conform to current year classifications. Such reclassifications had no effect on previously reported net decrease in net assets available for benefits.

Supplemental Schedules

Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at Year End)
EIN 43-0168840, Plan 001
December 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Funds			
	INVESCO	Stable Value Fund	$ 67,623,428	$ 67,623,428
	Registered Investment Companies			
	INVESCO	S&P 500 Fund	17,426,689	15,299,842
	INVESCO	Total Return Fund	6,803,387	6,116,076
	VanKampen	Growth & Index Fund	392,700	376,940
	American Funds	Europacific Growth Fund	203,978	193,299
	American Funds	Growth Fund of America	279,796	277,822
	AIM	Small Capital Growth Fund	561,183	499,218
	PIMCO	Total Return Fund	759,605	758,101
	Royce	Low Priced Stock Fund	377,342	360,708
	Common Stock			
*	AMVESCAP	Baldor Electric Company Stock	56,102,018	68,406,162
	Participant Loans	5.25% - 10.5%	-	7,652,442

(a) An asterisk indicates a known party-in-interest to the Plan. AMVESCAP is the Trustee of the Plan and Baldor is the Plan Sponsor.

See Independent Auditors' Report.

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN 43-0168840, Plan 001
December 31, 2002

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or Loss
INVESCO	Baldor Electric Co. Common Stock	N/A	50,115,406	39,369,757	50,115,406	10,745,649
INVESCO	Baldor Electric Co. Common Stock	N/A	81,120,844	53,017,997	81,120,844	28,102,847
INVESCO	Evergreen Money Market Fund	15,550,031	N/A	15,550,031	15,550,031	N/A
INVESCO	Evergreen Money Market Fund	N/A	15,880,956	15,880,956	15,880,956	-
INVESCO	S&P 500 Fund	18,689,349	N/A	18,689,349	18,689,349	N/A
INVESCO	Stable Value Fund	16,010,700	N/A	16,010,700	16,010,700	N/A
INVESCO	Stable Value Fund	50,123,293	N/A	50,123,293	50,123,293	N/A
Wachovia Bank	Equity Index Fund	N/A	17,862,442	22,293,017	17,862,442	(4,430,575)
Wachovia Bank	Money Market Fund	N/A	15,541,380	15,541,380	15,541,380	-

columns (e) and (f) are not applicable.

See Independent Auditors' Report.